October 22, 2020 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner and Laura Nicholson

Re:	Altitude Acquisition Corp.

Amendment No. 2 Registration Statement on Form S-1

Filed October 16, 2020

File No. 333-249071

Dear Ms. Barberena-Meissner and Ms. Nicholson:

On behalf of our client, Altitude Acquisition Corp., a company organized under the laws of the State of Delaware (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement on Form S-1, filed with the Commission on October 16, 2020 (the “Registration Statement”), contained in the Staff’s letter dated October 20, 2020 (the “Comment Letter”).

The Company will file via EDGAR Amendment No. 3 to the Registration Statement, which reflects the Company’s response to the comments received by the Staff and certain other updated information. For ease of reference, the comments contained in the Comment Letter are printed below and are followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Description of Securities

Exclusive forum of certain lawsuits, page 132

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We note your revised form of amended and restated certificate of incorporation filed as Exhibit 3.2 in response to prior comment 2. You continue to disclose here and on page 62 that “unless [you] consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against [you] or any of [your] directors, officers, other employees or agents.” However, the exclusive forum provision in Section 12.1 of your form of amended and restated certificate of incorporation does not provide that the federal courts will be the exclusive forum for claims arising under the Securities Act. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

United States Securities and Exchange Commission

October 22, 2020

Response: The Company has revised its disclosure on pages 63 and 135-136 of Amendment No. 3 to the Registration Statement and has amended Section 12.1 in the form of Amended and Restated Certificate of Incorporation and refiled such exhibit with the Registration Statement to address the Staff’s comment.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Gary Teplis, Altitude Acquisition Corp.

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